Air Transport Group Holdings, Inc.
                                7453 Woodruff Way
                            Stone Mountain, GA 30087
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VIA EDGAR ONLY

September 17, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Beverly A. Singelton

     Re: Air Transport Group Holdings, Inc.
         Item 4.01 Form 8-K, Amendment No. 1
         Filed September 8, 2009
         File Number: 333-151350

To Whom It May Concern:

In response to your letter dated September 15, 2008, Air Transport Group Holdings, Inc. (the "Company") wishes to address the following comment.

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

1. We have amended as requested to the third paragraph under the title Dismissal of independent registered public accounting firm.

2. The company does not plan to use any Moore consents or audits in future SEC filings, but instead will have a PCAOB registered audit firm to provide the required audits or consents in future filings required by the SEC.

The Company has acknowledged that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

     * the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,

Air Transport Group Holdings, Inc


/s/ Arnold Leonora
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Arnold Leonora
Chief Executive Officer